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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(Cusip Number)

R. Stephen Heinrichs
P.O. Box 9093
Incline Village, NV 89452
Telephone: (775) 691-2217

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05379X208

1.	Name of Reporting Person: R. Stephen Heinrichs		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO&PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,351,198

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 5,351,198

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,351,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.8%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This Schedule 13D relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 555 Twin Dolphins Drive, Third Floor, Redwood Shores, California 94065.

Item 2. Identity and Background

     (a) This statement is being filed by R. Stephen Heinrichs. Mr. Heinrichs, together with Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust for the benefit of Gerald J. and Marjorie J. Burnett (the “Burnett Trust”) filed a joint statement on Schedule 13D with the Securities and Exchange Commission (the “Commission”) on September 1, 2000 (the “Prior Schedule13D”). This Schedule 13D replaces the Prior Schedule 13D with respect to Mr. Heinrichs only.

     (b) Mr. Heinrichs’ address is P.O. Box 9093, Incline Village, Nevada 89452.

     (c) Until April 2001, Mr. Heinrichs was employed by the Issuer as its Chief Financial Officer and Secretary. Mr. Heinrichs is presently retired and is no longer employed by the Issuer. Mr. Heinrichs does serve as a member of the board of directors of the Issuer.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

     (e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

     (f) Mr. Heinrichs is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Heinrichs has acquired shares of the Issuer’s common stock through open market purchases using his personal funds. A summary of the shares acquired follows:

Date	Number of Shares	Price Per Share	Total Price Paid

23-May-03	2,100	$1.00	$2,100
23-May-03	2,100	1.00	2,100
22-May-03	3,500	0.99-1.00	3,482
21-May-03	5,000	1.00	5,000
21-May-03	5,000	1.00	5,000
20-May-03	1,100	1.00-1.05	1,127
20-May-03	1,100	1.00-1.05	1,127
19-May-03	13,800	0.90-0.94	13,000
19-May-03	28,800	0.87-0.99	27,000
16-May-03	15,000	0.87-0.99	14,000
28-Aug-02	(11,400)	Sale at 0.68 per share	(7,752)
14-Nov-01	7,260	2.32-2.65	18,000

Total:	73,360		$84,184

     5,040,351 shares of the Issuer’s common stock beneficially owned by Mr. Heinrichs (the “Pre-IPO Securities”) were acquired in connection with the initial public offering of the common stock of the Issuer (the “IPO”). A former general partnership controlled by Dr. Burnett (Collaborative Holdings), of which Mr. Heinrichs was a general partner, owned 16,000,000 shares of Series A preferred stock of the Issuer. These shares were distributed to the partners of this partnership prior to the effectiveness of the registration statement relating to the IPO. Upon completion of the IPO on August 22, 2000, the shares of Series A preferred stock automatically converted into shares of common stock on a one-for-one basis plus an additional beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.8 million at August 16, 2000 and which included an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) the initial public offering price of $12.00 per share. Therefore 11,253,110 shares and 5,020,952 shares of common stock were distributed to The Burnett Trust and Mr. Heinrichs (through his revocable living trust), respectively, based upon their respective ownership of Series A preferred stock.

     The Issuer was founded in Nevada in 1993 as Avistar Systems, Limited Partnership. On December 31, 1997, the Issuer converted from a limited partnership into a corporation by transferring all of its assets and liabilities to a Nevada corporation that had been specially formed for that purpose. In exchange, the Nevada corporation issued 16,000,000 shares of series A convertible preferred stock as well as shares of common stock to Avistar Systems Limited Partnership, the general partner of which was Collaborative Holdings, and whose other partners included, among others, Gerald J. Burnett, R. Stephen Heinrichs and William L. Campbell. The Issuer reincorporated in Delaware in March 2000. At that time, the Issuer’s founders, Gerald J. Burnett, R. Stephen Heinrichs and William L. Campbell, contributed to the Issuer all of the stock of Collaboration Properties, Inc. and VCT Inc., which they owned approximately in proportion to their relative stockholdings in the Issuer at that time. As a result, these two companies became wholly owned subsidiaries of the Issuer. VCT then merged into Collaboration Properties and the Issuer contributed its assets to its operating subsidiary, Avistar Systems Corporation. Prior to the reorganization, Collaboration Properties licensed its intellectual property portfolio to the Issuer. The amounts the Issuer has paid to Collaboration Properties since 1997 are reflected in the Issuer’s combined and consolidated financial statements as a result of the accounting for the reorganization. In April 2000, the Issuer changed its name to Avistar Communications Corporation.

     Collaborative Holdings, a former partnership controlled by Dr. Burnett, and of which Mr. Heinrichs and Mr. Campbell were general partners, provided debt financing to the Issuer and its predecessors. Before Avistar Systems, Limited Partnership contributed its assets to the Nevada corporate predecessor, the limited partnership financed its activities primarily from borrowings from Collaborative Holdings and from its corporate general partner. As of December 31, 1997, outstanding principal and accrued interest under the notes was $28.7 million, which was capitalized and converted into shares of series A preferred stock as part of the conversion.

     In connection with the contribution of Collaboration Properties and VCT, the Issuer assumed demand notes issued by them to Dr. Burnett, Mr. Campbell and Mr. Heinrichs bearing interest at the rate of 10% per annum. The $2.8 million of principal plus accrued interest under these notes as of June 30, 2000 was $1.9 million in the case of Dr. Burnett, $757,000 in the case of Mr. Heinrichs and $115,000 in the case of Mr. Campbell. The Issuer paid off these notes out of the proceeds of the IPO.

     In June 2000, all of the series A preferred stock held by Avistar Systems, Limited Partnership, was distributed to the three founders and one other individual, and all of the common stock held by the limited partnership was distributed to the Issuer’s employees, former advisors, and affiliates. These shares represent an amount equal to those shares of class B units in Avistar Systems, Limited Partnership that were owned by the respective individuals before the transfer of assets to the corporation. Prior to the IPO, the limited partnership dissolved.

     The series A preferred stock of the Issuer that was outstanding prior to the IPO had the same voting rights as the Issuer’s common stock. The series A preferred stock was entitled to annual non-cumulative dividends of $0.2167 per share. In addition, it had a liquidation preference of $2.009 per share plus an amount equal to all accrued and declared but unpaid annual dividends of $0.2167 per share. On December 31, of each year starting in 1999, the liquidation preference was increased annually by $0.2167 less the amount of all per share dividends paid during that year. In addition, the series A preferred stock was entitled to conversion rights, including the automatic conversion into common stock in the event of an initial public offering of the Issuer’s securities in which the Issuer raised at least $20 million at a price of at least $7.50 per share.

Item 4. Purpose of the Transaction

     The acquisition of the Issuer’s common stock by Mr. Heinrichs through open market purchases following the IPO were for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer. As stated in Item 3, the Pre-IPO Securities were acquired pursuant to the conversion of Series A preferred stock as a result of the completion of the Issuer’s IPO. Consequently, the actual control of the Issuer did not change as a result of this transaction. The proceeds of the IPO were used in part to repay existing indebtedness of the Issuer.

     The Issuer had a line of credit from Collaborative Holdings, the former partnership controlled by Dr. Burnett and in which Mr. Heinrichs and Mr. Campbell were also general partners, under which the Issuer borrowed $9.1 million. On June 30, 2000, the principal balance plus accrued interest was $9.7 million. Borrowings under the line of credit accrued interest at 10% per annum. The line of credit was originally due on demand, but was extended in connection with an investment by UBS (USA) in December 1999 to the earlier of (1) November 18, 2002 or (2) a liquidating event, including a merger, with any outstanding principal and accrued interest due in full at that time or (3) 180 days after an initial public offering with proceeds of at least $20 million at an offering price of at least $7.50 per share. The line of credit was secured by all of the Issuer’s assets and was subordinate to its line of credit with a commercial lender. Outstanding principal under the notes was $4.9 million at December 31, 1998 and $9.1 million at December 31, 1999, and accrued interest was approximately $260,000 and $106,000, respectively. The Issuer repaid the line of credit after completion of the IPO.

Item 5. Interest in Securities of the Issuer

     Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, there were 25,372,624 shares of common stock outstanding as of September 30, 2003. Based on the Issuer’s Current Report on Form 8-K filed on October 24, 2003, the Issuer issued an additional 4,615,385 shares of its common stock in a private placement completed on October 15, 2003.

     (a) As of October 15, 2003, Mr. Heinrichs beneficially owns 5,351,198 shares of the Issuer’s common stock, including shares held in revocable trusts and an investment corporation, or 17.8% of the Issuer’s common stock outstanding as of October 15, 2003. Mr. Heinrichs has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

     (b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of common stock referenced in paragraph 5(a).

     (c) Mr. Heinrichs has not engaged in any transactions in the common stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

     Mr. Heinrichs has entered into revocable trust agreements for estate planning purposes through which he owns a substantial majority of his interests in the Issuer. Mr. Heinrichs has the sole voting and dispositive power over shares held by his revocable trusts and may revoke such trusts at his sole discretion.

     Mr. Heinrichs currently holds options to purchase common stock of the Issuer totaling 325,000 shares, of which options to purchase 216,795 shares are exercisable within 60 days of October 28, 2003.

Item 7. Material to be Filed as Exhibits

Exhibit A	Acquisition Agreement by and among Avistar Systems Corporation and Avistar Systems, Limited Partnership, dated as of December 31, 1997 (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit B	Agreement and Plan of Merger between Avistar Corporation, f/k/a Avistar Systems Corporation, a Delaware corporation, and Avistar Systems Corporation, a Nevada corporation, dated March 28, 2000 (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit C	Contribution Agreement between Avistar Systems Corporation and the stockholders of Collaboration Properties, Inc. dated March 31, 2000 (incorporated by reference to Exhibit 2.3 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit D	Contribution Agreement between Avistar Systems Corporation and the stockholders of VCT, Inc. dated March 31, 2000 (incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit E	First Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit F	Form of Restated Certificate of Incorporation upon offering (incorporated by reference to Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit G	Bylaws of the Issuer (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002 as filed with the Commission on April 30, 2002)

Exhibit H	Amended and Restated Secured Non-recourse Revolving Promissory Note in the principal amount of $9,084,074 by and between Avistar Systems Corporation and Collaborative Holdings, dated November 18, 1999 (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit I	Secured Nonrecourse Revolving Promissory Note of Collaboration Properties, Inc. in the principal amount of $1,783,989.73 issued in favor of the Burnett Revocable Trust dated April 30, 2000 (incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit J	Secured Nonrecourse Revolving Promissory Note of Collaboration Properties, Inc. in the principal amount of $716,989.73 issued in favor of the Heinrichs Revocable Trust dated April 30, 2000 (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ R. Stephen Heinrichs

R. Stephen Heinrichs

Date: October 28, 2003

EXHIBIT INDEX

Exhibit A	Acquisition Agreement by and among Avistar Systems Corporation and Avistar Systems, Limited Partnership, dated as of December 31, 1997 (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit B	Agreement and Plan of Merger between Avistar Corporation, f/k/a Avistar Systems Corporation, a Delaware corporation, and Avistar Systems Corporation, a Nevada corporation, dated March 28, 2000 (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit C	Contribution Agreement between Avistar Systems Corporation and the stockholders of Collaboration Properties, Inc. dated March 31, 2000 (incorporated by reference to Exhibit 2.3 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit D	Contribution Agreement between Avistar Systems Corporation and the stockholders of VCT, Inc. dated March 31, 2000 (incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit E	First Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit F	Form of Restated Certificate of Incorporation upon offering (incorporated by reference to Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit G	Bylaws of the Issuer (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002 as filed with the Commission on April 30, 2002)

Exhibit H	Amended and Restated Secured Non-recourse Revolving Promissory Note in the principal amount of $9,084,074 by and between Avistar Systems Corporation and Collaborative Holdings, dated November 18, 1999 (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit I	Secured Nonrecourse Revolving Promissory Note of Collaboration Properties, Inc. in the principal amount of $1,783,989.73 issued in favor of the Burnett Revocable Trust dated April 30, 2000 (incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))

Exhibit J	Secured Nonrecourse Revolving Promissory Note of Collaboration Properties, Inc. in the principal amount of $716,989.73 issued in favor of the Heinrichs Revocable Trust dated April 30, 2000 (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as amended (No. 333-39008))